FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number: 333-120810

THE9 LIMITED

30/F, No. 1168 Nanjing Road (W)

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

THE9 LIMITED

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: April 12, 2005

Exhibit 99.1

The9 and China Interactive Entered into a Loan Agreement and an Option Agreement

Shanghai, China – April 12, 2005, The9 Limited (Nasdaq ticker: NCTY), a leading online game operator and developer in China, today announced that GameNow.net (Hong Kong) Limited (“GameNow”), a wholly owned subsidiary of The9, recently entered into a loan agreement with China Interactive (Singapore) Pte. Ltd. (“China Interactive”), pursuant to which GameNow agreed to extend a loan to China Interactive in the principal amount of US$6 million (the “Loan”), upon the condition that China Interactive would grant an option to GameNow to purchase all the shares held by China Interactive in China The9 Interactive Limited (“C9I”) representing 31.1% of C9I, and exercise the option only upon occurrence of certain events related to the Loan. The Loan is interest-bearing and matures upon the first anniversary of the date on which the Loan is made (the “Repayment Date”). GameNow has the right to demand immediate repayment of the Loan before the Repayment Date upon occurrence of any of the events of default set forth in the loan agreement, including a change of control of China Interactive.

Concurrently with the execution of the loan agreement, China Interactive granted an option to GameNow to purchase all C9I’s shares held by China Interactive at the total purchase price equal to the principal amount of the Loan plus the interest accrued thereon. GameNow may exercise the option, in whole or in part, only if China Interactive fails to repay the Loan and interest accrued thereon in full on the Repayment Date or otherwise breaches the loan agreement, or an event of default under the loan agreement shall have occurred. In addition, China Interactive pledged all of its C9I shares to GameNow to secure the due and timely performance of its obligations under the loan agreement.

C9I holds an exclusive license from Vivendi Universal Games Inc. to operate “World of Warcraft” (“WoW”) in China. WoW is a 3D massively multiplayer online role playing game (“MMORPG”) developed by Blizzard Entertainment, the game development studio of Vivendi Universal Games Inc. Currently, GameNow and China Interactive own 68.9% and 31.1% of C9I, respectively. When C9I was established in July 2003, GameNow and China Interactive owned 54% and 46% of C9I, respectively. GameNow’s share ownership in C9I increased to 68.9% in January 2005 when China Interactive transferred a 14.9% interest in C9I to GameNow at the per share price equal to the aggregate invested amount per share paid by China Interactive for the transferred shares. Such transfer was made in connection with GameNow’s grant of a demand loan in the aggregate principal amount of US$4.6 million to China Interactive. The principal terms of the demand loan were disclosed in The9’s previous SEC filings.

WoW is currently in the “limited open beta test” stage in China and is scheduled to commence open beta test around late April, 2005. As part of the marketing strategy to promote WoW nationwide, The9 plans to conduct a joint marketing campaign with a leading international consumer brand to promote WoW throughout China.

About The9 Limited

The9 Limited is a leading online game operator and developer in China. Currently, The9’s business is primarily focused on operating and developing MMORPGs which would allow thousands of players to concurrently log on to network servers to “role-play” characters in a virtual word.

The9 operates MU in China through 9Webzen Limited, a joint venture in which The9 owns 51%. MU is a 3D MMORPG licensed from Webzen Inc., a Korean online game developer and operator. The9 has also obtained exclusive licenses to operate additional MMORPGs in China, including “World of Warcraft” (“WoW”) licensed from Vivendi Universal Games, “Mystina Online” and “ZhiZun” licensed from online game developers in China, and “Granado Espada” licensed from Hanbitsoft, Inc., a Korean online game developer. In addition, The9 has developed its first proprietary MMORPG titled “Joyful Journey West” (“JJW”).

The9 commercially launched MU and Mystina Online in early 2003 and early 2005, respectively, and expects to commercially launch WoW, JJW and ZhiZun in China in 2005. Since it commenced operations in 1999, The9 has experienced substantial growth and become one of the largest online game operators in China.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information about The9, please contact

Ms. Hannah Lee

The9 Limited

Tel: +86 (21) 3217-4567 ext. 9990

Email: IR@corp.the9.com